June 2013
Preliminary Terms No. 904 Registration Statement No. 333-178081 Dated June 19, 2013 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS

Fixed to Floating Rate Notes due 2028
Leveraged CMS Curve Linked Notes
As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity: at a variable rate per annum equal to 4 times (a) the difference, if any, between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 5-Year Constant Maturity Swap Rate (“5CMS”) minus (b) 0.20%, as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 10.00% per annum for each interest payment period during the floating interest rate period and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in Year 1; however, for each interest payment period in Years 2 to maturity, the notes will not pay any interest with respect to the interest payment period if the CMS reference index level minus 0.20% is equal to or less than 0.00% on the related quarterly CMS reference determination date.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	June , 2013
Original issue date:	June 28, 2013 ( business days after the pricing date)
Maturity date:	June 28, 2028
Interest accrual date:	June 28, 2013
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest:
From and including the original issue date to but excluding June 28, 2014 (the “initial interest payment period”): 10.00% per annum
From and including June 28, 2014 to but excluding the maturity date (the “floating interest rate period”):
For each interest payment period, a variable rate per annum equal to:

leverage factor times (a) the CMS reference index minus (b) the CMS reference index strike; subject to the minimum interest rate and the maximum interest rate

The CMS reference index level applicable to an interest payment period will be determined on the related CMS reference determination date.

Beginning June 28, 2014, it is possible that you could receive little or no interest on the notes. If, on the related CMS reference determination date, the CMS reference index level minus the CMS reference index strike is less than or equal to 0.00%, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	4
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each March 28, June 28, September 28 and December 28, beginning September 28, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each March 28, June 28, September 28 and December 28, beginning June 28, 2014
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.
Maximum interest rate:	10.00% per annum in any quarterly interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum
CMS reference index:	30-Year Constant Maturity Swap Rate minus 5-Year Constant Maturity Swap Rate, expressed as a percentage. Please see “Additional Provisions—CMS Reference Index” below.
CMS reference index strike:	0.20%
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Terms continued on the following page
Estimated value on the pricing date:	Approximately $898.80 per note, or within $30.00 of that estimate. See “The Notes” on page 3.
Commissions and issue price:	Price to Public(1)(2)	Agent’s Commissions(2)	Proceeds to Issuer(3)
Per note	At variable prices	$	$
Total	At variable prices	$	$
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985 per note and will not be more than $1,000 per note. See “Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $     per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of Proceeds and Hedging” on page 10.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Terms continued from previous page:
Redemption:	None
Day-count convention:	30/360
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QCV4 / US61760QCV41
Book-entry or certificated note:	Book-entry
Business day:	New York
Calculation agent:
Morgan Stanley Capital Services LLC.
All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us.
All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent, with one-half cent rounded upward.
Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the payment that you will receive on each interest payment date and at maturity or whether a market disruption event has occurred. The calculation agent is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Trustee:	The Bank of New York Mellon
Contact information:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

June 2013	Page 2

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

The Notes

The notes offered are debt securities of Morgan Stanley.  In year 1, the notes pay interest at a rate of 10.00% per annum. Beginning June 28, 2014, the notes pay interest at a variable rate per annum equal to 4 times (i) the CMS reference index for the related quarterly interest payment period minus (ii) the CMS reference strike of 0.20%; subject to the maximum interest rate of 10.00% per annum per interest payment period and the minimum interest rate of 0.00% per annum. The floating interest rate is based on the CMS reference index. If 30CMS minus 5CMS is less than or equal to 0.20% on the applicable CMS reference determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000, and the issue price is variable. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price. We estimate that the value of each note on the pricing date will be approximately $898.80, or within $30.00 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the CMS reference index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the CMS reference index, instruments based on the CMS reference index, volatility and other factors including current and expected interest rates, as well as an interest rate related to the implied interest rate at which our conventional fixed rate debt trades in the secondary market (the “secondary market credit spread”).

What determines the economic terms of the notes?

In determining the economic terms of the notes, we use an internal funding rate which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the securities, such as the interest rate, the leverage factor, the maximum interest rate or the CMS reference index strike would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS reference index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

June 2013	Page 3

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Additional Provisions

CMS Reference Index

What are the 30-Year and 5-Year Constant Maturity Swap Rates?

The 30-Year Constant Maturity Swap Rate (which we refer to as “30CMS”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of longer-term interest rates.

The 5-Year Constant Maturity Swap Rate (which we refer to as “5CMS”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 5-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If 30CMS or 5CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS reference index must be determined, such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

June 2013	Page 4

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during any quarter in the floating interest rate period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the notes are based both on the level of the CMS reference index level on the applicable CMS reference determination date and the CMS reference strike.

The actual interest payments during the floating interest rate period will depend on the actual level of the CMS reference index on each CMS reference determination date minus the CMS reference strike. The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. The table assumes that the interest payment period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index	4 times (CMS Reference Index minus 0.20%)	Hypothetical Quarterly Interest Payment
-3.250%	0.000%	$0.00
-3.000%	0.000%	$0.00
-2.750%	0.000%	$0.00
-2.500%	0.000%	$0.00
-2.250%	0.000%	$0.00
-2.000%	0.000%	$0.00
-1.750%	0.000%	$0.00
-1.500%	0.000%	$0.00
-1.250%	0.000%	$0.00
-1.000%	0.000%	$0.00
-0.750%	0.000%	$0.00
-0.500%	0.000%	$0.00
-0.250%	0.000%	$0.00
0.000%	0.000%	$0.00
0.200%	0.000%	$0.00
0.250%	0.200%	$0.50
0.500%	1.200%	$3.00
0.750%	2.200%	$5.50
1.000%	3.200%	$8.00
1.250%	4.200%	$10.50
1.500%	5.200%	$13.00
1.750%	6.200%	$15.50
2.000%	7.200%	$18.00
2.250%	8.200%	$20.50
2.500%	9.200%	$23.00
2.700%	10.000%	$25.00
2.750%	10.000%	$25.00
3.000%	10.000%	$25.00
3.250%	10.000%	$25.00
3.500%	10.000%	$25.00
3.750%	10.000%	$25.00
4.000%	10.000%	$25.00

If, on any CMS reference determination date, the CMS reference index level minus the CMS reference index strike is less than or equal to 0.00%, interest will accrue at a rate of 0.00% for that interest payment period.

June 2013	Page 5

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Historical Information

The CMS Reference Index

The following graph sets forth the historical difference between the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate for the period from January 1, 1998 to June 18, 2013 (the “historical period”). The historical difference between the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the CMS reference index. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor. We cannot give you any assurance that the level of the CMS reference index will be positive on any CMS reference determination date. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW”), which closely parallels but is not necessarily exactly the same as the Reuters Page price sources used to determine the level of the CMS reference index.

*The bold line in the graph indicates the minimum interest rate of 0.00%.

The historical performance shown above is not indicative of future performance. The CMS reference index level may be negative on one or more specific CMS reference determination dates during the floating interest rate period even if the level of the CMS reference index is generally positive and, moreover, the level of the CMS reference index has in the past been, and may in the future be, negative.

If the level of the CMS reference index is negative on any CMS reference determination date during the floating interest rate period, you will not receive any interest for the related interest payment period. Moreover, even if the level of the CMS reference index is positive on any such CMS reference determination date, if it is not greater than 0.20%, you will not receive any interest for that interest payment period.

June 2013	Page 6

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the Leveraged CMS Curve Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 5CMS and other events that are difficult to predict and beyond the issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero.  During the floating interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 5CMS on the related interest determination date.  If 5CMS is greater than or equal to 30CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0%.  Moreover, even if 30CMS is greater than 5CMS on any interest determination date, it must be at least 0.20% greater for interest to be payable for the related interest payment period.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Amount Of Interest Payable On The Notes In Any Quarter Is Capped. The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 10.00% per annum, and, due to the leverage factor and the CMS reference strike, you will not get the benefit of any increase in the CMS reference index level above a level of 2.70% on any CMS reference determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $25.00 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year even when the CMS reference index level is much greater than 2.70% on the CMS reference determination date for one quarterly interest payment period during that year if the CMS reference index level on the CMS reference determination date with respect to any other quarter is below 2.70%.

▪
The Historical Performance Of 30CMS And 5CMS Is Not An Indication Of Their Future Performance.  The historical performance of 30CMS and 5CMS should not be taken as an indication of their future performance during the term of the notes. Changes in the levels of 30CMS and 5CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS reference index level will be positive on any CMS reference determination date (including greater than the CMS reference index strike) during the floating interest rate period. Furthermore, the historical performance of the CMS reference index does not reflect the return the notes would have had because they do not take into account each other’s performance, the leverage factor, the maximum interest rate or the CMS reference index strike.

June 2013	Page 7

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 5CMS, (ii) volatility of 30CMS and 5CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Primarily, if the level of the CMS reference index is less than the CMS reference index strike during the floating interest rate period, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes at such time.

▪
The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪
The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪
The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

June 2013	Page 8

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, Which Is A Subsidiary Of The Issuer, Has Determined The Estimated Value On The Pricing Date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪
The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes. They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Determinations made by the calculation agent, including with respect to the CMS reference index, may adversely affect the payout to you on the notes.

June 2013	Page 9

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on June 28, 2013, which will be thescheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $      per note depending on market conditions. The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 3.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

June 2013	Page 10

Fixed to Floating Rate Notes due 2028 Leveraged CMS Curve Linked Notes

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal tax purposes. Whether the notes should be treated as “contingent payment debt instruments” or “variable rate debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the notes. Based on market conditions as of the date hereof, it is expected that the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes,” and except where otherwise stated this discussion is based on the treatment of the notes as contingent payment debt instruments. Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income. If the notes were priced on June 18, 2013, the “comparable yield” would be a rate of 4.3136% per annum, compounded quarterly; however, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above. The comparable yield and the projected payment schedule for the notes (or information about how to obtain them) will be provided in the final pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such U.S. Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the “IRS”).

The comparable yield and the projected payment schedule are not used for any purpose other than to determine a U.S. Holder’s interest accruals and adjustments thereto in respect of a note for U.S. federal income tax purposes. They do not constitute a projection or representation by us regarding the actual amounts that will be paid on a note.

If the notes are not treated as “contingent payment debt instruments,” they will instead be treated as “variable rate debt instruments,” in which case they will be taxed in the manner described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called  “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

June 2013	Page 11